EXHIBIT 99.1

O2Micro Revises Fourth Quarter 2012 Financial Guidance

GEORGE TOWN, Grand Cayman, Dec. 21, 2012 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today revised its guidance for the fourth quarter of 2012. The company now expects its fourth quarter revenue to be in the range of $16.0 million to $17.0 million, versus previous guidance of $17.0 million to $20.0 million. In addition, gross margin for the fourth quarter is now expected to be 51% to 52%.

The reduction in anticipated revenue for the fourth quarter is primarily the result of broad-based weakness in demand in our end markets, coupled with lower than normal inventories being held in the supply chain.

Sterling Du, Chairman and CEO of O2Micro commented, "We are disappointed by the soft demand in our business in the fourth quarter. We believe this is the result of weak global economic conditions, declining global chip sales and excess inventory corrections by our customers at the end of the calendar year. During this difficult period of revenue weakness, the Company will consider expense reduction measures, including our previously announced intentions to evaluate strategic alternatives for our E-Commerce Group. As we control our expenses, we will protect our investments in our customer facing activities, and continue our efforts to develop innovative technologies and products that we believe will produce our next generation of relevant, competitive products that will drive growth."

No conference call will be held in conjunction with this financial guidance update. Additional information will be available when the Company reports its fourth quarter and full fiscal year 2012 results prior to market open on January 30, 2013.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 21,475 patent claims granted, and over 22,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com